================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)


                              ATLANTIC REALTY TRUST
                              ---------------------
                                (Name of Issuer)


COMMON SHARES OF BENEFICIAL INTEREST,
     PAR VALUE $0.01 PER SHARE                                 048798102
   ------------------------------                            --------------
   (Title of class of securities)                            (CUSIP number)


                                 WILLIAM ACKMAN
                    PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 813-3700
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 19, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================

-----------------------------------------------------------------                ---------------------------------------------
CUSIP No. 048798102                                                    13D                                             Page 2
-----------------------------------------------------------------                ---------------------------------------------
----------------- ----------------------------------------------- ------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Pershing Square, L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694138
----------------- ------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                      (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           WC

----------------- ------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
----------------- -------------------------------------------------------------- ---------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          178,100
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     178,100

----------------- ------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   178,100

----------------- ------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

----------------- ------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.00%

----------------- ----------------------------------------------- ------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN

----------------- ----------------------------------------------- ------------------------------------------------------------




                                       2

-----------------------------------------------------------------                ---------------------------------------------
CUSIP No. 048798102                                                    13D                                             Page 3
-----------------------------------------------------------------                ---------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Pershing Square GP, LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694141
----------------- ------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                      (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
----------------- -------------------------------------------------------------- ---------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          178,100
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     178,100

----------------- ------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   178,100
----------------- ------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

----------------- ------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.00%

----------------- ----------------------------------------------- ------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------- ------------------------------------------------------------





                                       3

-----------------------------------------------------------------                ---------------------------------------------
CUSIP No. 048798102                                                    13D                                             Page 4
-----------------------------------------------------------------                ---------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  William Ackman
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                      (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
----------------- -------------------------------------------------------------- ---------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ---------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          178,100
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     178,100

----------------- ------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  178,100

----------------- ------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

----------------- ------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.00%

----------------- ----------------------------------------------- ------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------


Item 1.    Security and Issuer.

           The title and class of equity security to which this statement on
Schedule 13D relates is the common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Atlantic Realty Trust, a Maryland real estate investment trust (the "Company"). The address of the Company's principal executive offices is 747 Third Avenue, New York, New York 10017.

Item 2.    Identity and Background.

           This statement is filed by Pershing Square, L.P. ("Pershing Square"), Pershing Square GP, LLC ("GP LLC") and William Ackman (collectively, the "Reporting Persons"). Pershing Square is a Delaware partnership with its principal executive offices located at 110 East 42nd Street, New York, NY 10017. The principal business activity of Pershing Square is making investments.

           The sole general partner of Pershing Square is GP LLC. GP LLC is a Delaware limited liability company with its principal executive offices located at 110 East 42nd Street, New York, NY 10017. The principal business activity of GP LLC is acting as the general partner of Pershing Square.

           The sole managing member of GP LLC is William Ackman. Mr. Ackman's business address is 110 East 42nd Street, New York, NY 10017. Mr. Ackman's principal occupation is managing investments including the management of GP LLC.

           During the last five years neither Pershing Square, GP LLC nor, Mr. Ackman, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           The aggregate amount of funds used by Pershing Square in making the purchases of the Common Shares beneficially owned by Pershing Square as of April 19, 2004, was $3,108,424 (including commissions and fees). The source of funds used to purchase these Common Shares was Pershing Square's funds available for investment.

Item 4.    Purpose of Transaction.

           The Reporting Persons acquired the Common Shares for investment purposes, and the Reporting Persons intend to continue to evaluate the performance of such Common Shares as an investment in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, one or more of the Reporting

Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend and compensation policies.

           Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Company. Depending on such assessments, one or more of the Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise.

           Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) As of April 19, 2004, the Reporting Persons beneficially own the following Common Shares:

           (i) The responses of Pershing Square to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of April 19, 2004, Pershing Square beneficially owned 178,100 Common Shares, representing approximately 5.00% of the outstanding Common Shares (the outstanding Common Shares, 3,561,553, being based on the number of shares outstanding as of March 2, 2004, as reported in the Company's Form 10-K for the fiscal year ended December 31, 2003).

           (ii) The responses of GP LLC to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated by reference. By virtue of being the general partner of Pershing Square, for purposes of this Schedule 13D, GP LLC may be deemed to share voting and dispositive powers with respect to the Common Shares beneficially owned by Pershing Square and therefore may be deemed to be beneficial owners of all of the Common Shares beneficially owned by Pershing Square. GP LLC disclaims beneficial ownership of any Common Shares beneficially owned by Pershing Square.

           (iii) The responses of William Ackman to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of being the sole manager of GP LLC, for purposes of this Schedule 13D, Mr. Ackman may be deemed to share voting and dispositive powers with respect to the Common Shares beneficially owned by Pershing Square and therefore may be deemed to be beneficial owners of all of the Common Shares beneficially owned by Pershing Square. Mr. Ackman disclaims beneficial ownership of any Common Shares beneficially owned by GP LLC or Pershing Square.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) During the past sixty days, Pershing Square effected the following transactions in the Common Shares:

      Date of              Amount of            Price per                    Where and
    Transaction            Securities             Share*                    How Effected
    -----------            ----------             ------                    ------------
      2/18/04                3,000               $17.4167           Nasdaq Small Cap (purchase)
      2/27/04                2,600               $17.4000           Nasdaq Small Cap (purchase)
      3/2/04                 13,000              $17.5000           Nasdaq Small Cap (purchase)
      3/23/04                3,800               $17.4777           Nasdaq Small Cap (purchase)
      3/26/04                2,200               $17.4873           Nasdaq Small Cap (purchase)
      4/6/04                 90,000              $17.6500           Nasdaq Small Cap (purchase)
      4/6/04                 5,200               $17.5500           Nasdaq Small Cap (purchase)
      4/16/04                 200                $17.0400           Nasdaq Small Cap (purchase)
      4/19/04                1,600               $19.1400           Nasdaq Small Cap (purchase)


-----------------------------
* Excludes commissions and fees.


           To the Reporting Persons' knowledge, none of their respective general partners, directors or officers have had any transactions in the Common Shares that were effected in the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 7.    Materials to be Filed as Exhibits.

1. Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PERSHING SQUARE, L.P.

                                   By: PERSHING SQUARE GP, LLC

                                   By: /s/ William Ackman
                                       ---------------------------------------
                                       Name: William Ackman
                                       Title: Managing Member



                                   PERSHING SQUARE GP, LLC

                                   By: /s/ William Ackman
                                       ---------------------------------------
                                       Name: William Ackman
                                       Title: Managing Member



                                   By: /s/ William Ackman
                                       ---------------------------------------
                                       Name: William Ackman


Date: April 21, 2004

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1     -       Agreement among the Reporting Persons with respect to the
                      filing of this Schedule 13D.